Exhibit 99.1

Silvercorp Publishes Fiscal 2024 Sustainability Report

Trading Symbol: TSX: SVM
                              NYSE AMERICAN: SVM

VANCOUVER, BC, Sept. 16, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce the publishing of its annual Sustainability Report for Fiscal 2024, detailing the Company's environmental, social, and governance ("ESG") commitments, performance, and targets.

"At Silvercorp, we recognize the mining industry's role in supporting the global transition to a low-carbon future and our responsibility to supply essential minerals sustainably," said Dr. Rui Feng, Chair and CEO of Silvercorp.  "This year, we made significant strides in advancing our sustainability goals by implementing several energy conservation and emissions reduction projects across our operations. As we continue to expand our operations into new jurisdictions, ESG remains at the core of our business strategy, ensuring long-term value creation for all stakeholders, while minimizing our environmental impact and positively impacting the communities in which we operate."

Highlights of Silvercorp's Fiscal 2024 Sustainability Report

Environmental

  Achieved an 85% water recycling rate at processing plants, a 4% increase compared to our 2020 baseline, showing our ongoing commitment to decrease our fresh water usage,
  Implemented XRT intelligent waste rock screening technology, reducing electricity consumption by 50 kilowatt-hours per tonne of waste rock screened,
  Deployed 10 electric mining trucks at our operations to support our emissions reduction targets, and
  Had zero significant environmental incidents.

Social

  Invested $3.2 million in local community initiatives, nearly double the amount of the previous year,
  Achieved 74% local employment from communities surrounding Silvercorp's operations, a 3% increase from the previous year, and
  Conducted our first gender pay equity survey to reaffirm our commitment to fairness and equality in compensation practices.

Governance

  Achieved 33% female representation and 83% independence on the Board,
  Strengthened governance with the addition of two new corporate policies, Human Resources and Water Stewardship, and published our inaugural Forced Labour and Child Labour Report, and
  Formalized our Supplier's Code of Conduct to ensure suppliers are aligned with our core values and commitment to ethical and responsible business practices.

Reporting Frameworks

The report has been prepared with reference to the GRI Standards 2021 of the Global Sustainability Standard Board (GSSB), as well as regarding the Sustainable Development Goals (SDGs) by the United Nations Global Compact (UNGC), the Recommendations of the Task Force on Climate- Related Financial Disclosures (TCFD), the Global Industry Standard on Tailings by the International Council on Mining and Metals (ICMM), and the Sustainability Accounting Standards Board (SASB) standard on Metals and Mining.

The full 2024 Sustainability Report is available for download at www.silvercorp.ca, along with the applicable ESG data tables and GRI indices at www.silvercorpmetals.com/reporting/.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: statements regarding the Company's energy usage, water usage, carbon emissions and environmental and community impact; foreign exchange rates; the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues, operation costs. and capital expenditures; estimated production from the Company's mines; timing of mill capacity expansion and new tailing storage facility construction; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China, Canada and Ecuador; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; global economic and social impact of COVID-19; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:05e 16-SEP-24